DEVELOPMENT PLAN, SPECIFICATIONS AND DELIVERABLES

Development Plan

Phase 1: Design and Prototyping

1.1 Reverse Engineering and Product Definition - **COMPLETE**
- Review and document I/O on current model Electric Ox (Richard to deliver a unit to Clearpath at project sta[illegible]
- Create a block diagram and product specification for Electric Ox 2012 Controller
- Estimated 40-80 hrs @ $125 [illegible]
- [illegible] start in April-May

1.2 Experimental Controller Units - "Bench Scale" (1-3 units)
- Clearpath to design and build an experimental controller based on *Phase 1.1* specifications (See **D1.1A** and **D1.1B** below) to characterize performance and validate correct function in a controlled laboratory environment.
- Create revised Product Requirements Document and Engineering Specification for Electric Tractor management approval based on empirical results of bench test.
- Estimated 350-450 hrs @ **$125/hr** + approx. $4,500 **materials** (direct cost). **Possible total cost of $61,650**
- Target start/duration: April 2013 or sooner/4-6 month duration

	Scope of Work Statement for Phase 1.2: Experimental Controller Units
1	Finalize concept design of controller and prepare a prototype test plan
2	Detail design of controller
3	Build of **two (2) or three (3)** experimental (proof of concept) controller units
4	Replacement of two (2) or three (3) controller units in tractors provided by ETC
5	Test plan development and execution of testing for two (2) or three (3) tractors at Clearpath
6	Demonstration to ETC at Clearpath
7	Detailed work plan update for next phase

	Assumptions and Notes
1	Our current concept for the new controller makes use of commercially off the shelf components for the motor power amplification circuitry. If, upon a more detailed review, we determine that this off-the-shelf technology is not suitable (e.g. due to form factor or power characteristics) it may require that we design a custom amplifier to better suit the Electric Ox vehicle. A customer amplifier will require additional engineering and prototype testing time to validate the custom design. It is worth noting that a custom amplifier has the potential benefit of a lower ongoing production cost. A gate will be defined in the project execution plan for making this decision and if necessary a mutually agreeable engineering change order (ECO) will be issued to accommodate this new design and development task.
2	All tractor freight and handling costs are responsibility of ETC
3	No other components in tractor control system require replacement. If we identify other components beyond controller that require replacement, for example solenoids, switches, or indicators, we will notify you and these items will be billed separately upon your approval to proceed with the replacement.
4	No changes in safety requirements from old design
5	No certifications or regulatory testing is included
6	Experimental controllers will not be commissioned to end-users
7	Experimental controllers may not be fully environmentally hardened (e.g. not potted to facilitate possible re-work). We will select components and design the controller to enable environmental hardening
8	Controller will be designed to replicate current tractor functionality. It will not be designed to replicate [illegible] existing DMC110 controller features (e.g. DMC110 includes more features than are used by the curre[illegible] tractors

	Assumptions and Notes
9	Specific requirements related to the implements expected to be used for the Electric Ox (2) tractor have not been defined. Requirements for these implements that affect the controller must be defined early in the project.
10	ETC has the flexibility to increase the scope of this phases 1.1 project based on changes in business objectives and/or additional engineering service requirements for other aspects of the tractor. All changes in scope will be dealt with as mutually agreeable Engineering Change Orders (ECOs).

Phase 2: Low Volume Production - FUTURE PHASE

Note: Pricing subject to result outcome of Phase 1. Clearpath Robotics will present a proposal to Customer for evaluation and approval, to be appended to this contract as an addendum.

2.1 Pilot Scale Production (5-10 units) - FUTURE PHASE

- Build first production units to perform rigorous quality testing and failure mode analysis
- Pilot units will be integrated into up to 5 Customer-owned Electric Ox vehicles.
- Make design improvements based on experimental results. Iterate design as required
- Target start: **Aug-Sep**

2.2 Limited Availability Production Run (20-50 units) - FUTURE PHASE

- DFx-approved design (procurement, test, manufacture)
- To be built and sold to existing Electric Ox clients for retrofit into existing Electric Ox vehicles
- Exact quantities to be set and authorized by Customer
- Target start: **Nov**

Specifications

To be refined as per Project Deliverable **D1.2C**. Customer must authorize **D1.2C** prior to starting Phase II.

Deliverables

Project Deliverables		Status
D1.1A	Block Diagram for Electric Ox 2012 Controller Unit	COMPLETE
D1.1B	Functional Specification for Electric Ox 2012 Controller Unit	COMPLETE
D1.2A	2-3 Functioning Experimental Controllers for Integration into Functioning Electric Ox Vehicles, includes Vehicle Integration Services (the "Test Units").	
D1.2B	Performance Acceptance Checklists for each of the Test Units	
D1.2C	Updated Functional Specification for Electric Ox 2 Controller Unit	
D2.1	Pilot Scale Controller Units (Quantity as set forth by Customer)	
D2.2	Limited Availability Controller Units (Quantity as set forth by Customer)	

ELECTRIC TRACTOR CORP.	CLEARPATH ROBOTICS
Per: [signature]	Per: [signature]
Name: Richard Zirger	Name: Matt Rendall
Position: Chair	Position: President
Date: MARCH 30 2013	Date: MAR 28/13

REVISED **SCHEDULE "B"** Revision Date: Nov. 16, 2012

DEVELOPMENT COSTS AND CONTRACTUAL PAYMENTS

Development Costs

Phase 1	**Rate**	**Time Estimate**
Estimated Cost for **1.1 Reverse Engineering and Product Definition (COMPLETE)**	$125/hr	94 hrs COMPLETE
Estimated Cost for **1.2 Experimental Controller Units** Materials to be billed at cost plus 20%	$125/hr	350-450 hrs
Phase 2 - FUTURE PHASES	**Rate**	**Time Estimate**
Estimated Cost for **2.1 Pilot Scale Production**	$125/hr	TBD
Estimated Cost for ***2.2 Limited Availability***	$125/hr	TBD

Notes

1) Price is in Canadian Dollars and does not include applicable taxes.
2) Clearpath Robotics not to exceed the maximum time estimates for each phase in the above table without express written permission by Customer.

Contractual Payments for Phase 1.2

$5,000 due NET10 on signing of revised Schedule A and Schedule B. Accrued billable hours and material expenditures will be invoiced on a monthly basis, or in increments of $10,000, which occurs first. Invoice balances will be due NET30.

ELECTRIC TRACTOR CORP.

Per:

Name: Richard Zirger
Position: Chair

Date: MARCH 20 2013

CLEARPATH ROBOTICS

Per:

Name: Matt Rendall
Position: President

Date: MAR 30/13